UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 1)
INTERNATIONAL BALER CORPORATION
(Name of Subject Company)
INTERNATIONAL BALER CORPORATION
(Name of Person Filing Statement)
Common Stock,
Par Value $.001 Per Share
(Title of Class of Securities)
459041-109
(CUSIP Number of Class of Securities)
D. Roger Griffin, Chief Executive Officer
International Baler Corporation
5400 Rio Grande Boulevard
Jacksonville, Florida 32254
904-358-3812
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)
With a copy to:
Laura M. Holm, Esq.
Fox Rothschild LLP
777 S. Flagler Drive
West Tower — Suite 1700
West Palm Beach, Florida 33401
(561) 804-4408
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by International Baler Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on April 20, 2022. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Avis Industrial Corporation, an Indiana corporation (“Avis”) and AIC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser (“Merger Sub”), as described in the Tender Offer Statement on Schedule TO filed by Avis and Purchaser with the SEC on April 20, 2022 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), owned by stockholders other than Avis, at a price of $1.74 per Share, to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to amend and supplement Item 8 as reflected below:
Item 8.   Other Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting a new subsection entitled “Final Results of the Offer and Completion of the Merger” following the final paragraph thereof as follows:
“Final Results of the Offer and the Completion of the Merger
The Offer and related withdrawal rights expired at 5:00 p.m., New York City time, on May 19, 2022 (the “Expiration Date”), as scheduled and was not extended. Merger Sub was advised by American Stock Transfer & Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”) that, as of the Expiration Date, a total of 613,766 were validly tendered into the Offer and not validly withdrawn, representing approximately 62.7% of the Shares outstanding as of the Expiration Date, excluding the Shares owned by Avis. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.
The number of Shares tendered pursuant to the Offer satisfied the Minimum Tender Condition for Merger. Following Merger Sub’s purchase of the tendered Shares, Avis and Merger Sub intend to complete the acquisition of the Company through the Merger without a meeting of the stockholders of the Company in accordance with Section 253 of the Delaware General Corporation Law (the “DGCL”). At the Effective Time, each Share that is not owned by Avis, Merger Sub, the Company, or any stockholders of Baler who properly demanded appraisal pursuant to Section 262 of the DGCL in connection with the Merger will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Each Share owned by Avis, Merger Sub and the Company immediately prior to the Effective Time will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.
Following the Merger, the Shares will be deregistered under the Securities Exchange Act of 1934, as amended.”
* * * * * *

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
INTERNATIONAL BALER CORPORATION
By:
/s/ Roger Griffin

Name: D. Roger Griffin
Title:   Chief Executive Officer
Dated: May 20, 2022